Exhibit 8.2

March 11, 2019

Boards of Directors

Federal Savings Bank

First Seacoast Bancorp (in formation)

First Seacoast Bancorp, MHC (in formation)

633 Central Avenue

Dover, New Hampshire 03820

Re: State of New Hampshire Tax Consequences of Mutual Holding Company Formation And Stock Issuance

Ladies and Gentlemen:

You have requested this firm’s opinion regarding the material State of New Hampshire Business Profits Tax, New Hampshire Business Enterprise Tax and New Hampshire Interest and Dividends Tax consequences which will result from Federal Savings Bank, a federally-chartered mutual savings bank (the “Bank”), First Seacoast Bancorp, MHC, a to-be-formed federally-chartered mutual holding company (the “Mutual Holding Company”) and First Seacoast Bancorp, a to-be-formed federally-chartered subsidiary holding company authorized to issue capital stock (the “Stock Holding Company”), relating to the reorganization of the Bank from a mutual savings bank to the mutual holding company form of organization (all steps in the reorganization are collectively referred to herein as the “Reorganization”) pursuant to the Bank’s Plan of Reorganization From Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan (the “Plan of Reorganization”). Concurrently with the Reorganization, the Stock Holding Company will offer for sale less than 50.0% of its to-be outstanding Common Stock on a priority basis to depositors and borrowers of the Bank and Tax-Qualified Employee Plans of the Bank, with any remaining shares offered to the public in a Community Offering. Unless otherwise defined, all terms used herein have the meanings given to those terms in the Plan of Reorganization.

In preparing this opinion letter, we have relied, in part, upon certain factual descriptions provided in the First Seacoast Bancorp Plan of Reorganization and the Registration Statement filed on Form S-1 by the Stock Holding Company with the Securities and Exchange Commission (SEC) under the Securities Act of 1933. We have also relied on the federal income tax opinion of Luse Gorman, PC dated March 8, 2019. If any fact or representation contained in these documents is not complete or accurate it is important that we be notified immediately in writing as this may cause us to change our opinion.

Description of Proposed Transaction

Based solely upon the opinion letter of Luse Gorman, PC, and in reliance upon such document, we understand that the relevant facts are as follows.

Federal Savings Bank

March 11, 2019

PROPOSED TRANSACTION

On February 28, 2019, the board of directors of the Bank adopted the Plan of Reorganization. For what are represented to be valid business purposes, the Bank’s board of directors has decided to reorganize into a mutual holding company structure. The following steps are proposed:

i.	The Bank will organize an interim stock savings bank (the “Interim Bank”), as a wholly-owned subsidiary;

ii.

By means of a purchase and assumption agreement, the Bank will transfer all of its assets, other than $100,000 in cash, and all of its liabilities to the Interim Bank, which will become the Stock Bank (the “351 Transaction”);

iii.	The Bank will amend its charter and bylaws so as to become the Mutual Holding Company;

iv.	The Mutual Holding Company will organize the Stock Holding Company, as a wholly-owned subsidiary;

v.

The Mutual Holding Company will transfer $1,000 in cash and all of the common stock of the Stock Bank to the Stock Holding Company in exchange for 100 shares of common stock of the Stock Holding Company (the “Secondary 351 Transaction”).

vi.

Contemporaneously with the reorganization of the Bank into the mutual holding company structure, including the organization of the Mutual Holding Company, the Stock Holding Company and the Stock Bank, the Stock Holding Company will offer less than 50.0% of its to-be-outstanding Common Stock in the Subscription Offering and, if applicable, the Community Offering.

Collectively, the above steps (i) through (vi) are referred to as the “Reorganization.” Those persons who, as of the effective date of the Reorganization (the “Effective Date”), hold depository rights with respect to Bank will thereafter have such rights solely with respect to the Stock Bank. Each deposit account with the Bank at the time of the exchange will become a deposit account in the Stock Bank in the same amount and upon the same terms and conditions. Following the completion of the Reorganization, all depositors and borrowers who had membership rights with respect to the Bank immediately prior to the Reorganization will continue to have such rights solely with respect to the Mutual Holding Company, so long as they continue to hold deposit accounts or have borrowings with the Stock Bank. All new depositors of the Stock Bank after the completion of the Reorganization will have ownership rights solely with respect to the Mutual Holding Company, so long as they continue to hold deposit accounts with the Stock Bank.

Following the Reorganization, the Stock Holding Company will have the power to issue shares of capital stock (including common and preferred stock) to persons other than the Mutual Holding Company. So long as the Mutual Holding Company is in existence, however, it must own a majority of the outstanding voting stock of the Stock Holding Company. The Stock Holding Company may issue any amount of non-voting stock to persons other than Mutual Holding Company. No such non-voting stock will be issued as of the date of the Reorganization.

Discussion to New Hampshire Income Tax Law

New Hampshire Business Profits Tax (Profits Tax)

New Hampshire imposes the Profits Tax upon the taxable business profits of every business organization carrying on any business within the state at a rate of 7.7%.

Federal Savings Bank

March 11, 2019

Taxable business profits means gross business profits adjusted by additions and subtractions required by NHRSA 77-A:4 and then adjusted by the appropriate method of apportionment provided in NHRSA 77-A:3. For tax years beginning on or after January 1, 2018, gross business profits is defined as “the amount of taxable income as would be determinable under the provisions of the United States Internal Revenue Code of 1986 in effect on December 31, 2016, subject to certain adjustments under NHRSAs 77-A:3-a” and for a corporation and any other business organization required to make and file a U.S. corporation income tax return or not required to file separately because the corporation is a member of an affiliated group (New Hampshire Statutes, Title V, Chapter 77-A, Section 1).

New Hampshire Business Enterprise Tax (Enterprise Tax)

New Hampshire imposes the Enterprise Tax on every business enterprise, any organization carrying on a business for profit (except organizations described in IRC Section 501(c)(3) that do not have unrelated business income), at the rate of .60% upon the taxable enterprise value tax base.

Taxable enterprise value tax base is defined as “the enterprise value tax base adjusted by the special adjustments provided in NHRSA 77-E:3 and then adjusted by the method of apportionment provided in NHRSA 77-E:4.” The enterprise value tax base is defined as “the sum of all compensation paid or accrued, interest paid and accrued and dividends paid by the business enterprise, before special adjustments provided in NHRSA 77-E:3 or apportionment as provided in NHRSA 77-E:4” (New Hampshire Statutes, Title V, Chapter 77-E, Section 1).

For the New Hampshire Business Enterprise Tax the taxable period is defined as “the calendar or fiscal year, or fractional part of a year, which the business enterprise uses for federal income tax purposes” (New Hampshire Statutes, Title V, Chapter 77-E, Section 1).

New Hampshire Individual, Certain Partnerships, LLCs and Estates Interest and Dividends Tax (Interest and Dividends Tax)

New Hampshire imposes the Interest and Dividends Tax on resident individuals at any time during the year at a rate of 5.0% of taxable income. (New Hampshire Statutes, Title V, chapter 77, Section 1).

Taxable income for a resident individual is defined generally as interest (except interest on state notes and bonds) and dividends, except for exceptions found in Section 77:4. (New Hampshire Statutes, Title V, Chapter 77, Section 4).

Opinion

Accordingly, based on the facts, representations and assumptions set forth herein and the existing law, it is the opinion of Baker Newman Noyes LLC regarding business profits, business enterprise and interest and dividends tax effects of the Reorganization and the Plan of Reorganization that:

1.

For purposes of New Hampshire Profits Tax, Enterprise Tax and Interest and Dividends Tax, no income, gain or loss will be recognized by the Bank, Mutual Holding Company or the Stock Holding Company as a result of the transactions.

2.

No gain or loss will be recognized by the Eligible Account Holders, Supplemental Eligible Account Holders, or Other Members of Bank on the issuance to them of withdrawable deposit accounts in Stock Bank plus liquidation rights with respect to Mutual Holding Company, in exchange for their deposit accounts in the Mutual Bank or to the other depositors on the issuance to them of withdrawable deposit accounts.

Federal Savings Bank

March 11, 2019

3.

It is more likely than not that the fair market value of the subscription rights to purchase Common Stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon the distribution to them of the nontransferable subscription rights to purchase shares of stock of the Stock Holding Company. Gain realized, if any, by the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members on the distribution to them of nontransferable subscription rights to purchase shares of Common Stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. Eligible Account Holders and Supplemental Eligible Account Holders and Other Members will not realize any taxable income as a result of the exercise by them of the nontransferable subscriptions rights.

4.

The basis of the deposit accounts in the Stock Bank to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of the Bank will be the same as the basis of their deposit accounts in the Bank surrendered in exchange therefor. The basis of the interests in the liquidation rights in the Mutual Holding Company to be received by Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members of the Mutual Bank shall be zero.

5.

The Mutual Holding Company and the persons who purchased Common Stock of the Stock Holding Company in the Subscription Offering and any Community Offering will recognize no gain or loss upon the transfer of Stock Bank stock and cash, respectively, to the Stock Holding Company in exchange for stock in the Stock Holding Company.

6.	The Stock Holding Company will recognize no gain or loss on its receipt of Stock Bank stock and cash in exchange for Stock Holding Company Common Stock.

7.	The Mutual Holding Company’s basis in the Stock Holding Company Common Stock received in the Secondary 351 Transaction will be the same as its basis in the Stock Bank stock transferred.

8.

The Mutual Holding Company’s holding period in the Stock Holding Company Common Stock received will include the period during which it held the Stock Bank common stock, provided that the property was a capital asset on the date of the exchange.

9.	The Stock Holding Company’s basis in the Stock Bank stock received from the Mutual Holding Company will be the same as the basis of such property in the hands of the Mutual Holding Company.

10.	The Stock Holding Company’s holding period for the Stock Bank stock received from the Mutual Holding Company will include the period during which the property was held by the Mutual Holding Company.

11.

It is more likely than not that the basis of the Stock Holding Company Common Stock to its stockholders will be the purchase price thereof. The holding period of the Common Stock purchased pursuant to the exercise of subscription rights shall commence on the date on which the right to acquire the stock was exercised.

Conclusion

The opinions expressed above are rendered with respect to the specific matters discussed herein and we express no opinion with respect to any other federal or state income tax, or other state and local aspect of the transaction. This opinion is not binding upon any tax authority including the New Hampshire Department of Revenue or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority. Our opinions are based on the completeness and accuracy of the above referenced documents. If any of the foregoing are not entirely complete or accurate, it is imperative that we be informed immediately in writing, as the inaccuracy of incompleteness could have a material effect in our conclusions.

Federal Savings Bank

March 11, 2019

References to New Hampshire Statutes and regulations are based upon current laws as enacted and pronouncements thereunder as of the date of this memorandum. In rendering our opinions we are relying upon the relevant provisions of the Internal Revenue Service Code of 1986, as amended, New Hampshire Statutes and the regulations, judicial and administrative interpretations thereof, all as of the date of this memorandum. However, all of the foregoing authorities are subject to change or modification which can be retroactive in effect and, therefore, could also affect our opinions. We take no responsibility to update our opinions for any subsequent change or modification.

This opinion is given solely for the benefit of the Bank, Mutual Holding Company, Stock Holding Company, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who will receive nontransferable subscription rights, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent.

Consent

We hereby consent to the filing of this opinion as an exhibit to the Bank’s joint Form MHC-1/MHC-2 Notice of Mutual Holding Company Reorganization and Application for Approval of a Minority Stock Issuance by a Subsidiary Holding Company of a Mutual Holding Company, and as an exhibit to the Stock Holding Company’s Application on Form H-(e)1, all as filed with the Board of Governors of the Federal Reserve System, and to the Stock Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Forms MHC-1/MHC-2, H-(e)1, and S-1 under the captions “The Reorganization and Offering – Material Income Tax Consequences” and “Legal and Tax Matters,” and to the summarization of our opinion in such Prospectus.

Very truly yours,

BAKER NEWMAN NOYES LLC

/s/ Baker Newman Noyes LLC